UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________
FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of March, 2020
Commission File Number: 001-38262
_______________
LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)
LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________
Cecilia Grierson 355, 3th Floor Zip Code 1107 – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents
Item	Description
1	Loma Negra Relevant Event

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: March 10, 2020	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

Loma Negra Reports 4Q19 results

Buenos Aires, March 10, 2020 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three-month and twelve-month period ended December 31, 2019 (our “4Q19 and FY19 Results”).
4Q19 Key Highlights
◾	Net revenue decreased 15.0% YoY to Ps.9,074 million (US$147 million)
◾	Consolidated Adjusted EBITDA down 13.1% YoY to Ps.2,887 million (US$49 million), as Argentina business was impacted by persistent macro-economic instability amid the political transition
◾	Consolidated Adjusted EBITDA margin expanded by 69 basis points YoY from 31.1% to 31.8%
◾	Net Debt /LTM Adjusted EBITDA ratio of 0.86x from 0.43x in FY18

FY19 Key Highlights
◾	Net revenue down 5.5% YoY to Ps.38,952 million (US$660 million) mainly affected by a lower activity level in Argentina
◾
Consolidated Adjusted EBITDA up 2.3% YoY to Ps.11,206 million (US$199 million) and EBITDA margin expanding 221 bps up to 28.8%. If excluding non-Recurrent cost from structure adequacy efforts, FY19 EBITDA would have been around US$209 million, with EBITDA margin of 31.6%

The Company is reporting results of its subsidiaries by applying International Accounting Standards 29 – IAS 29 (Financial Reporting in Hyperinflationary Economies) (“IAS 29”), and certain financial figures1 Table 1b and Table 11 below were prepared in U.S. dollars and Pesos without giving effect to IAS 29.
Commenting on the financial and operating performance for the fourth quarter of 2019, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted: ”Since the October presidential elections, the outgoing government had to take some measures to recover the stability of the financial system. These measures ended up deepening the ongoing economic and financial crisis. By the end of the year, the incoming government took steps to achieve an economic recovery, reschedule sovereign debt maturities and regain confidence.
In this context, Argentina´s business suffered more than previously expected, however, thanks to the determination to carry out cost-control initiatives oriented towards streamlining our production footprint, we were able to thrive and present results that we can feel proud of. When excluding the non-recurrent costs relative to this initiatives, Adjusted EBITDA would have reached US$ 209 million with margins expanding 378 basis points to 31.6%.
Besides the global uncertainty observed these days, domestically, a key aspect for 2020 will be the policies adopted by the new administration in order to reestablish financial stability and economic growth.
Our expansion project in L´Amalí continues as schedule to kick in by mid-2020.”

1) Table 1b and Table 11—Figures in US dollars result from the calculation of figures expressed in Argentine pesos and the average exchange rate for each reporting period (2019 figures exclude the impact of IAS 29 and 2018 figures are as previously reported)

Table 1: Financial Highlights
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,			Twelve-months ended December 31,
	2019	2018	% Chg.	2019	2018	% Chg.
Net revenue	9,074	10,669	-15.0%	38,952	41,238	-5.5%
Gross Profit	2,725	3,131	-13.0%	10,810	10,498	3.0%
Gross Profit margin	30.0%	29.3%	+68bps	27.8%	25.5%	+230bps
Adjusted EBITDA	2,887	3,321	-13.1%	11,206	10,954	2.3%
Adjusted EBITDA Mg.	31.8%	31.1%	+69bps	28.8%	26.6%	+221bps
Net Profit	1,126	1,946	-42.2%	4,044	3,001	34.8%
Net Profit attributable to owners of the Company	1,050	1,835	-42.8%	3,839	2,769	38.7%
EPS	1.7611	3.0791	-42.8%	6.4413	4.6454	38.7%
Shares outstanding at eop	596	596	0.0%	596	596	0.0%
Net Debt	9,659	4,709	105.1%	9,659	4,709	105.1%
Net Debt /LTM Adjusted EBITDA	0.86x	0.43x	0.43x	0.86x	0.43x	0.43x

Table 1b: Financial Highlights in Ps and in U.S. dollars (2019 figures exclude the impact of IAS 29 and 2018 figures are as previously reported)
In million Ps.	Three-months ended December 31,			Twelve-months ended December 31,
	2019	2018	% Chg.	2019	2018	% Chg.
Net revenue	8,713	6,741	29.3%	31,828	22,163	43.6%
Adjusted EBITDA	2,907	2,149	35.3%	9,599	6,167	55.6%
Adjusted EBITDA Mg.	33.4%	31.9%	+149bps	30.2%	27.8%	+233bps
Net Profit	972	1,325	-26.6%	2,378	2,170	9.6%
Net Debt	9,659	4,573	111.2%	9,659	4,573	111.2%
Net Debt /LTM Adjusted EBITDA	0.86x	0.43x	0.43x	0.86x	0.43x	0.43x

In million US$	Three-months ended December 31,			Twelve-months ended December 31,
	2019	2018	%Chg.	2019	2018	%Chg.
Ps./US$, av	59.34	37.14	59.8%	48.24	28.09	71.7%
Ps./US$, eop	59.90	37.81	58.4%	59.90	37.81	58.4%
Net revenue	147	182	-19.1%	660	789	-16.4%
Adjusted EBITDA	49	58	-15.3%	199	220	-9.4%
Adjusted EBITDA Mg.	33.4%	31.9%	+149bps	30.2%	27.8%	+233bps
Net Profit	16	36	-54.1%	49	77	-36.2%
Net Debt	161	121	33.3%	161	121	33.3%
Net Debt /LTM Adjusted EBITDA	0.86x	0.43x	0.43x	0.86x	0.43x	0.43x

Overview of Operations
Sales Volumes
Table 2: Sales Volumes[2]
		Three-months ended December 31,			Twelve-months ended December 31,
		2019	2018	% Chg.	2019	2018	% Chg.
Cement, masonry & lime
Argentina	MM Tn	1.28	1.44	-11.1%	5.47	6.12	-10.6%
Paraguay	MM Tn	0.14	0.15	-3.8%	0.57	0.57	0.4%
Cement, masonry & lime total		1.42	1.58	-10.4%	6.04	6.68	-9.7%
Argentina:
Concrete	MM m3	0.13	0.27	-51.5%	0.80	1.07	-25.1%
Railroad	MM Tn	1.12	1.21	-7.5%	4.47	4.75	-5.8%
Aggregates	MM Tn	0.25	0.30	-18.6%	1.09	1.09	0.0%
[2] Sales volumes include inter-segment sales

Sales volumes of cement, masonry and lime in Argentina during 4Q19 declined by 11.1% YoY to 1.28 million tons, as demand was affected by economic contraction and the political transition. In contrast with previous quarters, but similarly to 3Q19, the bag segment experienced a softer decline than the bulk segment.
In Paraguay, sales volumes decreased by 3.8% YoY in the fourth quarter to 0.14 million tons, impacted by adverse weather conditions. As a result, consolidated total sales volumes of cement, masonry and lime for the quarter decreased 10.4% YoY to 1.42 million tons.
Sales volumes in the Concrete segment in Argentina were down 51.5% YoY to 0.13 million m3, as the major infrastructure public works and private projects were put on hold.
Aggregate volumes in 4Q19 decreased by 18.6% YoY to 0.25 million tons. In this line, the railway segment decreased 7.5% compared to the same quarter in 2018, affected mostly by a lower transported volume of building materials, and partially offset by a stronger volume of other transported goods.
For FY19, Loma Negra reported a 9.7% YoY decline in total Cement, masonry and lime sales volumes mainly reflecting overall weak market demand in Argentina, while in Paraguay volumes remained relatively flat. Concrete volumes experienced a 25% YoY decrease compared to the record high level of 2018, reaching 0.8 MMm3, and aggregates ended the year virtually without changes compared to FY 2018. Railroad segment volumes fell 5.8% in 2019 principally reflecting the drop in building materials transportation.
Review of Financial Results

Table 3: Consolidated Statement of Financial Position
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,			Twelve-months ended December 31,
	2019	2018	% Chg.	2019	2018	% Chg.
Net revenue	9,074	10,669	-15.0%	38,952	41,238	-5.5%
Cost of sales	(6,349)	(7,538)	-15.8%	(28,142)	(30,740)	-8.5%
Gross Profit	2,725	3,131	-13.0%	10,810	10,498	3.0%
Selling and administrative expenses	(756)	(734)	3.1%	(2,904)	(2,975)	-2.4%
Other gains and losses	31	140	-77.6%	37	168	-78.0%
Tax on debits and credits to bank accounts	(100)	(86)	15.6%	(404)	(391)	3.3%
Finance costs, net
Exchange rate differences	353	488	-27.6%	(1,190)	(1,910)	-37.7%
Financial income	-	146	n/a	60	128	-52.9%
Financial expenses	(647)	(348)	85.8%	(1,793)	(1,104)	62.4%
Gain on net monetary position	89	64	38.0%	1,115	329	239.1%
Profit before taxes	1,696	2,802	-39.5%	5,730	4,742	20.8%
Income tax expense
Current	(360)	(801)	-55.1%	(1,103)	(1,614)	-31.7%
Deferred	(210)	(55)	285.1%	(583)	(127)	359.2%
Net profit	1,126	1,946	-42.2%	4,044	3,001	34.8%
Net majority income	1,050	1,835	-42.8%	3,839	2,769	38.7%

Net Revenues
Net revenue decreased 15.0% to Ps. 9,074 million in 4Q19, from Ps. 10,669 million in the comparable quarter last year, mostly due to the impact of lower revenues in the Concrete and Cement, Masonry, and Lime segments in Argentina.
Revenues in Cement, masonry and lime in Argentina were down 9.1% YoY, mainly as a result of the volume drop, partially offset by positive pricing. Cement revenues in Paraguay decreased by 4.3% YoY, mostly because of lower sales volume.
As a consequence of the suspension or postponement of large public and private projects, Concrete and Aggregates segments presented a sharp decline in sales volumes couple with softer prices, which resulted in revenues dropping 55.5% and 35.1% YoY, respectively. Railroad revenues decreased 15.5% YoY, as price decreased in real term and sales volume declined 7.5%, impacted by lower construction activity and partially offset by other transported products.
For FY19, net revenues decreased 5.5% to Ps.38,952 million from Ps. 41,238 in the FY18, mainly due to revenues decline in the Concrete and Cement, masonry Cement, and lime segments in Argentina.
Cost of sales, and Gross profit
Cost of sales declined 15.8% YoY reaching Ps. 6,349 million in 4Q19 mainly reflecting a lower volume of sales, better energy cost, and the production-footprint adequacy efforts achieved in the previous quarters.
Gross profit decreased 13.0% YoY to Ps. 2,725 million in 4Q19 from Ps. 3,131 million in 4Q18, with gross profit margin expanding 68 basis points YoY to 30.0%.
During FY19, gross profit increased 3.0% to Ps.10,810 million with gross profit margin expanding 230 basis points to 27.8%.
Selling and Administrative Expenses
Selling and administrative expenses (SG&A) in 4Q19 increased 3.1% YoY to Ps. 756 million, from Ps. 734 million in 4Q18. As a percentage of revenues, SG&A increased 146 basis points to 8.3% in 4Q19, from 6.9% in 4Q18, mainly due to the lower revenues level.
During FY19, SG&A fell 2.4% in absolute values from the previous year levels, and as a percentage of sales stood at 7.5%.

Adjusted EBITDA & Margin
Table 4: Adjusted EBITDA Reconciliation & Margin
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,			Twelve-months ended December 31,
	2019	2018	% Chg.	2019	2018	% Chg.
Adjusted EBITDA reconciliation:
Net profit	1,126	1,946	-42.2%	4,044	3,001	34.8%
(+) Depreciation and amortization	887	783	13.3%	3,264	3,263	0.0%
(+) Tax on debits and credits to bank accounts	100	86	15.6%	404	391	3.3%
(+) Income tax expense	570	856	-33.4%	1,686	1,741	-3.2%
(+) Financial interest, net	496	152	227.1%	1,444	781	84.8%
(+) Exchange rate differences, net	(353)	(488)	-27.6%	1,190	1,910	-37.7%
(+) Other financial expenses, net	151	50	201.2%	289	195	48.3%
(+) Gain on net monetary position	(89)	(64)	38.0%	(1,115)	(329)	239.1%
Adjusted EBITDA	2,887	3,321	-13.1%	11,206	10,954	2.3%
Adjusted EBITDA Margin	31.8%	31.1%	+69bps	28.8%	26.6%	+221bps

Adjusted EBITDA decreased 13.1% YoY in the fourth quarter of 2019 to Ps. 2,887 million, with Adjusted EBITDA margin expanding 69 basis points to 31.8% compared to 31.1% in 4Q18.
Excluding the application of IAS 29, as shown on Tables 1b, Adjusted EBITDA increased 35.3% YoY in the fourth quarter of 2019, reaching Ps. 2,907 million, mainly driven by the Cement segments in Argentina and Paraguay, with Adjusted EBITDA margin expanding 149 basis points to 33.4% compared to 31.9% in 4Q18.
Table 11, presenting financial Data by Segment (Excluding IAS 29), shows that Adjusted EBITDA for the Cement, masonry cement and lime segment in Argentina increased during the fourth quarter 43.6% YoY and the margin expanded by 135 basis points to 36.0%. The Cement segment in Paraguay, reported a 53.8% YoY increase in Adjusted EBITDA while Adjusted EBITDA margin was 42.6%, expanding 228 basis points compared to the same period one year ago.

In addition, the Concrete segment reported a decrease in Adjusted EBITDA reversing to a negative Ps. 27.3 million, with the margin contracting from 5.8% to negative 3.6%, mainly as a result of a sharp reduction in sales coupled with a softer pricing. Moreover, Railroad segment declined 7.9% in the fourth quarter of 2019, and the Adjusted EBITDA margin contracted to 12.3% from 17.1% in the comparable period in 2018, mainly as a result of a drop in building materials transportation. Aggregates Adjusted EBITDA margin for the 4Q19 stood at 4.4% mostly explained by a reduction in demand.
During FY19, Adjusted EBITDA increased 2.3% reaching Ps.11,206 million from Ps.10,954 million in FY18, with an Adjusted EBITDA margin expansion of 221 basis points, from 26.6% in 2018 to 28.8% in 2019.
Finance Costs-Net
Table 5: Finance Costs, net
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,			Twelve-months ended December 31,
	2019	2018	% Chg.	2019	2018	% Chg.
Exchange rate differences	353	488	-27.6%	(1,190)	(1,910)	-37.7%
Financial income	-	146	n/a	60	128	-52.9%
Financial expenses	(647)	(348)	85.8%	(1,793)	(1,104)	62.4%
Gain on net monetary position	89	64	38.0%	1,115	329	239.1%
Total Finance Costs, Net	(205)	351	n/a	(1,809)	(2,558)	-29.3%
During 4Q19, the company reported a loss of Ps. 205 million in total finance costs-net compared to a gain of Ps. 351 million in the previous year fourth quarter, mainly due to higher Financial expenses as a result of higher interest rates and debt position.
During FY19, total finance costs, net decreased Ps.749 million to Ps. 1,809 million from Ps.2,558 million in FY18, mainly as a result of a lower foreign exchange loss, a higher gain on net monetary position, and partially compensated by a higher Financial expenses due to higher interest rates and debt position.
Net Profit and Net Profit Attributable to Owners of the Company
Net Profit for 4Q19, decreased to Ps. 1,126 million from a gain of Ps.1,946 million in the corresponding quarter of the previous year.
Net Profit Attributable to Owners of the Company declined to  Ps. 1,050 million in 4Q19 from Ps. 1,835 million in 4Q18. During the last quarter, the Company reported earnings per common share of Ps. 1.7611 and earnings per ADR of Ps. 8.8054 compared with a earnings per common share of Ps. 3.0791 and earnings per ADR of Ps. 15.3954 in 4Q18.
During FY19, Net Profit attributable to owners of the Company increased 38.7% YoY, to Ps.3,839 million, from Ps.2,769 million in FY18.
Capitalization
Table 6: Capitalization and Debt Ratio
(amounts expressed in millions of pesos, unless otherwise noted)
	As of December 31,
	2019	2018

Total Debt	12,226	9,173
-Short - Term Debt	5,537	5,162
-Long - Term Debt	6,689	4,011
Cash and Cash Equivalents	2,567	4,464
Total Net Debt	9,659	4,709
Shareholders' Equity	29,328	25,464
Capitalization	41,553	34,637
LTM Adjusted EBITDA	11,206	10,954
Net Debt/LTM Adjusted EBITDA	0.86x	0.43x

As of December 31, 2019, total cash and cash equivalents were Ps. 2,567 million compared with Ps. 4,464 million as of the December 31, 2018 mainly due to increased capex investments. Total debt at the close of the quarter stood at Ps. 12,226 million, composed by Ps.5,537 million in short-term borrowings, including the current portion of long-term borrowings (or 45% of total borrowings), and Ps.6,689 million in long-term borrowings (or 55% of total borrowings).
As of December 31, 2019, 43% (or Ps.5,274 million) Loma Negra’s total debt was denominated in U.S. dollars, 26% (or Ps. 3,196 million) in Argentine pesos, 25% (or Ps.3,016 million) in Guaranies, and 6% (or Ps.740 million) in Euros. The average duration of Loma Negra’s total debt was 1.5 years.
As of December 31, 2019, Ps.7,771 million, or 64%, of the Company’s total consolidated borrowings bore interest at floating rates, including Ps.4,575 million of foreign currency-denominated borrowings that bore interest at rates based on Libor, and Ps.3,196 million of borrowings with other floating interest rate.
The Net Debt to Adjusted EBITDA (LTM) ratio increased to 0.86x as of December 31, 2019 from 0.43x as of December 31, 2018 reflecting the use of funds in investing activities.
Cash Flows
Table 7: Condensed Interim Consolidated Statement of Cash Flows for the Twelve-months and Three-months ended December 31, 2019 and 2018
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,		Twelve-months ended December 31,
	2019	2018	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the period	1,126	1,946	4,044	3,001
Adjustments to reconcile net profit to net cash provided by operating activities	698	(376)	5,836	5,988
Changes in operating assets and liabilities	675	1,799	(1,338)	(2,560)
Net cash generated by operating activities	2,498	3,369	8,542	6,428

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment, Intangible Assets, net	(2,388)	(2,958)	(11,805)	(6,427)
Others	21	(24)	(30)	(71)

Net cash used in investing activities	(2,367)	(2,982)	(11,835)	(6,498)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds / Repayments from borrowings, Interest paid	783	(1,567)	1,415	(3,677)
Net cash generated by / used in financing activities	783	(1,567)	1,415	(3,677)

Net increase / decrease in cash and cash equivalents	914	(1,179)	(1,878)	(3,747)
Cash and cash equivalents at the beginning of the year	1,512	4,735	4,464	7,222
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(40)	(40)	(162)	(151)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	181	948	143	1,139

Cash and cash equivalents at the end of the period	2,567	4,464	2,567	4,464

In the 4Q19, cash flow generated by operating activities was Ps.2,498 million compared to Ps.3,369 million in 4Q18, explained mainly by a lower profitability during the period and higher working capital needs. During 4Q19, the Company made capital expenditures for a total of Ps.2,367 million, mostly allocated to the expansion of production capacity of L’Amalí plant.
During FY19, the Company made capital expenditures for a total of Ps.11,835 million, of which 73% was allocated to the expansion of production capacity of L’Amalí plant. In the FY19, cash flow generated by operating activities was Ps.8,542 million compared to Ps.6,428 million in FY18 explained mainly by a higher profitability level.

Expansion of L’Amalí Plant.
Loma Negra is moving ahead with the capital expenditure at its L’Amalí plant, which will add 2.7 million tons annually and drive higher profitability. This expansion involves a total capital expenditure, originally estimated at approximately US$350 million. Start-up date is projected for mid-2020.
The Company continued with the overall project execution during the quarter. All imported material of the main equipment were received at site. In addition, civil works for main foundations, silos and buildings structures are completed, and the supply of local steel structures is almost fully completed. Regarding the electromechanical construction, the crusher was tested, the kiln system erection was completed, and the raw and cement mill erection presents good progress. Additions to Property, Plant and Equipment related to this project during 4Q19 amounted to approximately Ps.1,554 million.

Recent Events
On March 10, 2020 Loma Negra Calls for a General Annual Ordinary and Extraordinary Shareholders’ Meeting. Loma Negra announced that its General Annual Ordinary and Extraordinary Shareholders Meeting will be held on April 16, 2020 at 10:00 am Buenos Aires time on first call, and on the same day at 12:00 pm Buenos Aires time on second call. The meeting will be held at the auditorium located on the fourth floor of Boulevard Cecilia Grierson 355, Autonomous City of Buenos Aires. Among the key items of the agenda, the Company’s Board has submitted for consideration (i) its recommendation to fully re-invest Loma Negra’s 2019 earnings; and (ii) the approval a global program for the issuance of Negotiable Bonds in accordance with the provisions of the Negotiable Bonds Law No. 23,576 for a maximum amount in circulation of up to US$ 150,000,000 (United States dollars one hundred fifty million) or its equivalent in other currencies.

4Q19 Earnings Conference Call

When:	10:00 a.m. U.S. ET (11:00 p.m. BAT), March 11, 2020

Dial-in:	0800-444-2930 (Argentina), 1-833-255-2824 (U.S.), 1-866-605-3852 (Canada), 1-412-902-6701 (International)

Password:	Loma Negra Earnings Call

Webcast:	https://services.choruscall.com/links/loma200311k3M1Mydg.html

Replay:	A telephone replay of the conference call will be available between March 10, 2020 at 1:00 pm U.S. E.T. and ending on March 18, 2020. The replay can be accessed by dialing 1-877-344-7529 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 10139831.

Definitions

Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players.
Net Debt is calculated as borrowings less cash and cash equivalents.
About Loma Negra
Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction.  Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels.  The Company also owns a 51% equity stake in an integrated cement production plant in Paraguay, which is one of two leading cement producers in that country.  Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares.  For more information, visit www.lomanegra.com.
Note
The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars.  The information presented in U.S. dollars is for the convenience of the reader only.  Certain figures included in this report have been subject to rounding adjustments.  Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.
Rounding: We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Disclaimer
This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties.  These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions.  The forward-looking statements are based on the information currently available to us.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events.  Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur.  Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong.  You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering.  Therefore, readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.
IR Contacts Marcos I. Gradin, Chief Financial Officer and Investor Relations Gastón Pinnel, Investor Relations Manager +54-11-4319-3050 investorrelations@lomanegra.com
--- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position as of December 31, 2019 and 2018
(amounts expressed in millions of pesos, unless otherwise noted)
	As of December 31,
	2019	2018
ASSETS
Non-current assets
Property, plant and equipment	45,021	33,655
Intangible assets	128	336
Investments	3	3
Goodwill	26	26
Inventories	1,569	1,042
Other receivables	568	1,449
Right to use assets	409	-
Trade accounts receivable	2	6
Total non-current assets	47,725	36,517
Current assets
Inventories	5,414	5,811
Other receivables	619	590
Trade accounts receivable	2,752	3,176
Investments	1,020	3,223
Cash and banks	1,548	1,241
Total current assets	11,343	14,041
TOTAL ASSETS	59,078	50,558
SHAREHOLDERS' EQUITY
Capital stock and other capital related accounts	11,054	11,054
Reserves	11,873	3,508
Retained earnings	3,839	8,366
Accumulated other comprehensive income	330	422
Equity attributable to the owners of the Company	27,097	23,350
Non-controlling interests	2,231	2,115
TOTAL SHAREHOLDERS' EQUITY	29,328	25,464
LIABILITIES
Non-current liabilities
Borrowings	6,689	4,011
Accounts payables	139	596
Provisions	566	450
Other liabilities	51	12
Debts for leases	340	-
Deferred tax liabilities	5,483	4,901
Total non-current liabilities	13,269	9,970
Current liabilities
Borrowings	5,537	5,162
Accounts payable	9,064	7,466
Advances from customers	193	259
Salaries and social security payables	959	975
Tax liabilities	543	1,199
Debts for leases	103	-
Other liabilities	83	63
Total current liabilities	16,481	15,124
TOTAL LIABILITIES	29,750	25,094
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	59,078	50,558

Table 9: Consolidated Statements of Profit or Loss and Other Comprehensive Income (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,			Twelve-months ended December 31,
	2019	2018	% Change	2019	2018	% Change
Net revenue	9,074	10,669	-15.0%	38,952	41,238	-5.5%
Cost of sales	(6,349)	(7,538)	-15.8%	(28,142)	(30,740)	-8.5%
Gross profit	2,725	3,131	-13.0%	10,810	10,498	3.0%
Selling and administrative expenses	(756)	(734)	3.1%	(2,904)	(2,975)	-2.4%
Other gains and losses	31	140	-77.6%	37	168	-78.0%
Tax on debits and credits to bank accounts	(100)	(86)	15.6%	(404)	(391)	3.3%
Finance costs, net
Exchange rate differences	353	488	-27.6%	(1,190)	(1,910)	-37.7%
Financial income	-	146	n/a	60	128	-52.9%
Financial expenses	(647)	(348)	85.8%	(1,793)	(1,104)	62.4%
Gain on net monetary position	89	64	38.0%	1,115	329	239.1%
Profit before taxes	1,696	2,802	-39.5%	5,730	4,742	20.8%
Income tax expense
Current	(360)	(801)	-55.1%	(1,103)	(1,614)	-31.7%
Deferred	(210)	(55)	283.1%	(583)	(127)	359.2%
Net profit	1,126	1,946	-42.2%	4,044	3,001	34.8%

Other Comprehensive Income
Items to be reclassified through profit and loss:
Exchange differences on translating foreign operations	(376)	(871)	-56.8%	(180)	726	n/a
Total other comprehensive (loss) income	(376)	(871)	-56.8%	(180)	726	n/a
TOTAL COMPREHENSIVE INCOME	749	1,075	-30.3%	3,863	3,726	3.7%
Net Profit for the period attributable to:
Owners of the Company	1,050	1,835	-42.8%	3,839	2,769	38.7%
Non-controlling interests	76	111	-31.7%	205	232	-11.7%
NET PROFIT FOR THE PERIOD	1,126	1,946	-42.2%	4,044	3,001	34.8%
Total comprehensive income (loss) attributable to:
Owners of the Company	858	1,391	-38.3%	3,747	3,139	19.4%
Non-controlling interests	(108)	(316)	-65.7%	116	587	-80.2%
TOTAL COMPREHENSIVE INCOME	749	1,075	-30.3%	3,863	3,726	3.7%
Earnings per share (basic and diluted):	1.7611	3.0791	-42.8%	6.4413	4.6454	38.7%

Table 10: Consolidated Statement of Cash Flows for the Twelve-months and Three-months ended December 31, 2019 and 2018
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,		Twelve-months ended December 31,
	2019	2018	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the period	1,126	1,946	4,044	3,001
Adjustments to reconcile net profit to net cash provided by operating activities
Income tax expense	570	856	1,686	1,741
Depreciation and amortization	887	783	3,264	3,263
Provisions	(42)	7	50	109
Interest expense	210	263	1,126	640
Exchange rate differences	(943)	(2,261)	(305)	269
Others	8	2	19	(9)
Gain on disposal of Property, plant and equipment	7	(26)	(3)	(26)
Changes in operating assets and liabilities
Inventories	228	3	52	(602)
Other receivables	617	454	473	47
Trade accounts receivable	50	49	(694)	(1,090)
Advances from customers	8	(33)	(26)	(154)
Accounts payable	145	1,511	981	1,027
Salaries and social security payables	188	140	359	103
Provisions	(47)	(35)	(109)	(170)
Tax liabilities	(9)	(357)	244	(55)
Other liabilities	2	368	263	333
Income tax paid	(418)	(236)	(1,767)	(1,670)
Gain on net monetary position	(89)	(64)	(1,115)	(329)
Net cash generated / used in by operating activities	2,498	3,369	8,542	6,428

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Property, plant and equipment	30	1	65	8
Payments to acquire Property, plant and equipment	(2,392)	(1,794)	(11,813)	(5,256)
Payments to acquire Intangible Assets	(26)	(21)	(57)	(35)
Advances payments to acquire Property, plant and equipment	-	(1,143)	-	(1,143)
Contributions to Trust	21	(24)	(30)	(71)
Net cash used in investing activities	(2,367)	(2,982)	(11,835)	(6,498)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	2,883	293	9,496	2,229
Interest paid	(555)	(317)	(2,249)	(1,422)
Repayment of borrowings	(1,516)	(1,543)	(5,731)	(4,484)
Debts for leases	(29)	-	(102)	-
Net cash generated / used in by financing activities	783	(1,567)	1,415	(3,677)
Net decrease in cash and cash equivalents	914	(1,179)	(1,878)	(3,747)
Cash and cash equivalents at the beginning of the period	1,512	4,735	4,464	7,222
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(40)	(40)	(162)	(151)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	181	948	143	1,139

Cash and cash equivalents at the end of the period	2,567	4,464	2,567	4,464

Table 11: Financial Data by Segment (2019 figures exclude the impact of IAS 29 and 2018 figures are as previously reported)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,				Twelve-months ended December 31,
	2019	%	2018	%	2019	%	2018	%
Net revenue	8,713	100.0%	6,741	100.0%	31,828	100.0%	22,163	100.0%
Cement, masonry cement and lime—Argentina	6,744	77.4%	4,879	72.4%	24,007	75.4%	16,283	73.5%
Cement—Paraguay	956	11.0%	657	9.7%	3,190	10.0%	1,960	8.8%
Concrete	767	8.8%	1,133	16.8%	3,954	12.4%	3,657	16.5%
Railroad	834	9.6%	650	9.6%	2,982	9.4%	2,136	9.6%
Aggregates	119	1.4%	121	1.8%	498	1.6%	334	1.5%
Others	47	0.5%	34	0.5%	157	0.5%	118	0.5%
Eliminations	(754)	-8.7%	(732)	-10.9%	(2,960)	-9.3%	(2,325)	-10.5%
Cost of sales	5,584	100.0%	4,499	100.0%	21,470	100.0%	15,436	100.0%
Cement, masonry cement and lime—Argentina	4,001	71.6%	3,045	67.7%	15,250	71.0%	10,619	68.8%
Cement—Paraguay	653	11.7%	457	10.1%	2,180	10.2%	1,379	8.9%
Concrete	782	14.0%	1,046	23.2%	3,761	17.5%	3,422	22.2%
Railroad	741	13.3%	536	11.9%	2,610	12.2%	1,913	12.4%
Aggregates	130	2.3%	129	2.9%	526	2.4%	360	2.3%
Others	31	0.6%	20	0.4%	103	0.5%	67	0.4%
Eliminations	(754)	-13.5%	(732)	-16.3%	(2,960)	-13.8%	(2,325)	-15.1%
Selling, admin. expenses and other gains & losses	606	100.0%	365	100.0%	2,219	100.0%	1,452	100.0%
Cement, masonry cement and lime—Argentina	501	82.6%	264	72.4%	1,771	79.8%	1,085	74.7%
Cement—Paraguay	26	4.3%	25	6.9%	96	4.3%	64	4.4%
Concrete	29	4.8%	31	8.4%	120	5.4%	118	8.1%
Railroad	42	7.0%	42	11.5%	182	8.2%	150	10.3%
Aggregates	(11)	-1.8%	(8)	-2.3%	(8)	-0.3%	(4)	-0.3%
Others	19	3.1%	11	3.1%	59	2.7%	40	2.7%
Depreciation and amortization	385	100.0%	272	100.0%	1,460	100.0%	892	100.0%
Cement, masonry cement and lime—Argentina	184	47.6%	118	43.5%	722	49.4%	416	46.6%
Cement—Paraguay	130	33.9%	90	32.9%	474	32.4%	280	31.4%
Concrete	17	4.4%	9	3.3%	62	4.2%	32	3.6%
Railroad	52	13.4%	40	14.5%	183	12.6%	137	15.4%
Aggregates	5	1.3%	15	5.4%	19	1.3%	24	2.7%
Others	(2)	-0.6%	1	0.3%	0	0.0%	3	0.3%
Adjusted EBITDA	2,907	100.0%	2,149	100.0%	9,599	100.0%	6,167	100.0%
Cement, masonry cement and lime—Argentina	2,425	83.4%	1,689	78.6%	7,708	80.3%	4,994	81.0%
Cement—Paraguay	407	14.0%	265	12.3%	1,388	14.5%	796	12.9%
Concrete	(27)	-0.9%	66	3.1%	135	1.4%	150	2.4%
Railroad	103	3.5%	111	5.2%	373	3.9%	210	3.4%
Aggregates	5	0.2%	15	0.7%	(1)	0.0%	2	0.0%
Others	(5)	-0.2%	3	0.2%	(4)	0.0%	14	0.2%
Reconciling items:
Effect by translation in homogeneous cash currency ("Inflation-Adjusted")	(20)		1,172		1,608		4,787
Depreciation and amortization	(887)		(783)		(3,264)		(3,263)
Tax on debits and credits banks accounts	(100)		(86)		(404)		(391)
Finance costs, net	(205)		351		(1,809)		(2,558)
Income tax	(570)		(856)		(1,686)		(1,741)
NET PROFIT FOR THE PERIOD	1,126		1,946		4,044		3,001